GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

31 October 2008

08005716

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the maturity of US$300,000,000 1% Guaranteed Exchangeable Notes due 2008 of Prime Venture (Labuan) Limited Guaranteed by the Company exchangeable into ordinary shares of par value RM0.10 each of Resorts World Bhd for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

PROCESSED
NOV 07 2008
THOMSON REUTERS

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

BURSA MALAYSIA

General Announcement

Initiated by MB_CIMB3 on 31/10/2008 04:19:17 PM
Submitted by MB_CIMB3 on 31/10/2008 05:12:15 PM
Reference No MM-081031-58756
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	ELAINE LAM
*** Designation**	ASSISTANT MANAGER
*** Contact number**	03-2084 9865
E-mail address	elaine.lam@cimb.com

Type *	**Announcement**
Subject *:	GENTING BERHAD ("GENTING") MATURITY OF US$300,000,000 1% GUARANTEED EXCHANGEABLE NOTES DUE 2008 OF PRIME VENTURE (LABUAN) LIMITED GUARANTEED BY GENTING EXCHANGEABLE INTO ORDINARY SHARES OF PAR VALUE RM0.10 EACH OF RESORTS WORLD BHD ("NOTES")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcements dated 5 December 2003 and 8 December 2003 in relation to the Notes.

On behalf of Genting, we wish to announce that the Notes will be maturing on 12 December 2008. In accordance with Condition 9(a) of the terms and conditions of the Notes (as set out in the trust deed constituting the Notes dated 12 December 2003), all Notes outstanding on 12 December 2008 will be redeemed in cash by Prime Venture (Labuan) Limited, a wholly-owned subsidiary of Genting, at 113.82% of their principal amount.

As at 31 October 2008, the balance of the Notes that remains outstanding is US$33,100,000.

This announcement is dated 31 October 2008.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Exemption No. 82-4962

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END